Exhibit  99.B

                       KIEWIT DIVERSIFIED GROUP

                  Index to Financial Statements and
                Management's Discussion and Analysis
          of Financial Condition and Results of Operations


                                                               Page
                                                               ____

Financial Statements
  Condensed Statements of Earnings for the three months ended June 30, 1994 and 1993 and the six months ended June 30, 1994 and 1993
  Condensed Balance Sheets as of June 30, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    six months ended June 30, 1994 and 1993
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                    KIEWIT DIVERSIFIED GROUP

                  Condensed Statements of Earnings
                            (unaudited)

                            Three months ended    Six months ended
                                  June 30,             June 30,
                            __________________    ________________
(dollars in millions,
  except per share data)    1994          1993    1994        1993
__________________________________________________________________
Revenue                   $  189        $   85  $  351      $  168
Cost of Revenue             (138)          (57)   (252)       (113)
                          ______        ______  ______      ______
                              51            28      99          55

Operating Expenses           (59)          (21)   (101)        (40)
                          ______        ______  ______      ______
Operating Income (Loss)       (8)            7      (2)         15

Other Income (Expense):
  Gain on Subsidiary's
    Stock Issuances,
    net                        3            80      28          80
  Investment Income (Loss)    14           (13)     33           1
  Interest Expense           (18)           (3)    (35)         (4)
  Other, net                   4             4       4           4
                          ______        ______  ______      ______
                               3            68      30          81
                          ______        ______  ______      ______
Earnings (Loss) Before
  Income Taxes and
  Minority Interest in
  Loss of Subsidiaries        (5)           75      28          96

Provision for Income
  Taxes                        -           (27)    (15)        (33)
Minority Interest in
  Loss of Subsidiaries         8             -      15           -
                          ______        ______  ______      ______
Net Earnings              $    3        $   48  $   28      $   63
                          ======        ======  ======      ======

Earnings Per Common &
  Common Equivalent
  Share                   $  .14        $ 2.44  $ 1.35      $ 3.21
                          ======        ======  ======      ======

Cash Dividends per
  Common Share            $    -        $    -  $    -      $  .50
                          ======        ======  ======      ======
__________________________________________________________________
See accompanying notes to condensed financial statements.
                           KIEWIT DIVERSIFIED GROUP

                           Condensed Balance Sheets


                                         June 30,    December 25,
                                           1994          1993
(dollars in millions)                   (unaudited)
__________________________________________________________________

Assets
Current Assets:
  Cash and cash equivalents               $   273        $   197
  Marketable securities                       984            899
  Receivables, less allowance
    of $3 and $2                              129             86
  Other                                        97             58
                                          _______        _______
Total Current Assets                        1,483          1,240

Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $300 and $252               843            737
Intangible Assets, net                        693            427
Investments                                   246            233
Other Assets                                  168            172
                                          _______        _______
                                          $ 3,433        $ 2,809
                                          =======        =======
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                        $   121        $   113
  Current portion of long-term debt:
    Telecommunications                          9              7
    Other                                       5              4
  Accrued costs and billings in excess
    of revenue on uncompleted contracts        22             20
  Accrued reclamation and other
    mining costs                               18             23
  Other                                       110             80
                                          _______        _______
Total Current Liabilities                     285            247

Long-Term Debt, less current portion:
  Telecommunications                          916            420
  Other                                        52             32
Deferred Income Taxes                         404            394
Retirement Benefits                            67             71
Accrued Reclamation Costs                     101             99
Other Liabilities                              78             57
                           KIEWIT DIVERSIFIED GROUP

                           Condensed Balance Sheets
                                 (continued)


                                         June 30,    December 25,
                                           1994          1993
(dollars in millions)                   (unaudited)
__________________________________________________________________

Minority Interest                             305            298

Stockholders' Equity  (Redeemable
  common stock, $1.2 billion
  aggregate redemption value)
    Common equity                           1,233          1,182
    Foreign currency adjustment                (2)             -
    Net unrealized holding gains (losses)      (6)             9
                                          _______        _______
Total Stockholders' Equity                  1,225          1,191
                                          _______        _______
                                          $ 3,433        $ 2,809
                                          =======        =======
________________________________________________________________
See accompanying notes to condensed financial statements.

                          KIEWIT DIVERSIFIED GROUP
                       Condensed Statements of Cash Flows
                                  (unaudited)
                                                 Six months ended
                                                     June 30,
                                                __________________
(dollars in millions)                            1994         1993
__________________________________________________________________
Cash flows from operations:
  Net cash provided by continuing operations  $    19     $     58
Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                         718        2,655
  Purchases of marketable securities             (812)      (2,787)
  Acquisition of Centex, net of cash
    acquired                                     (189)           -
  Capital expenditures                           (129)         (57)
  Redemption of U.S. Can preferred stock            -           12
  Other                                           (41)           6
                                              ________    ________
    Net cash used in investing activities        (453)        (171)

Cash flows from financing activities:
  Issuances of subsidiary's stock                    3         233
  Proceeds from long-term debt borrowings          659           -
  Payments on long-term debt, including
    current portion                               (180)         (1)
  Net change in short-term borrowings                -         (30)
  Issuances of common stock                          -           6
  Repurchases of common stock                      (20)        (38)
  Dividends paid                                     -         (17)
  Exchange of Class B&C Stock for Class
    D Stock, net                                    42          22
  Other                                              -           4
                                              ________    ________
     Net cash provided by financing
       activities                                  504         179

Cash flows from discontinued packaging
  operations                                         7          10

Effect of Exchange rates on cash                    (1)          -
                                              ________    ________

Net change in cash and cash equivalents             76          76
Cash and cash equivalents at beginning
  of period                                        197         135
                                              ________    ________

Cash and cash equivalents at end of period    $    273    $    211
                                              ========    ========


Noncash investing activities:
  Issuance of MFS stock for the
    purchase of telecommunications
    companies and minority interest           $     23    $      1
  MFS stock transaction to settle
    contingent purchase price liability             25           -
__________________________________________________________________
See accompanying notes to condensed financial statements.
                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

 2.  Earnings Per Share:
     __________________

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during
     each period.   The number of shares used in computing earnings
     per share was 20,446,882 and 19,876,053 for the three months ended June 30, 1994 and 1993 and 20,497,789 and 19,895,207 for the six months ended June 30, 1994 and 1993. Fully diluted earnings per share have not been presented because it is not materially different from primary earnings per share.
                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):
                                                  Group
                                        ___________________________
                                        June 30,       December 25,
                                           1994             1993
                                        _________       ___________
     Cash and cash equivalents            $  38            $  47
     Marketable securities                   20               11
     Property, plant and equipment, net      13               12
     Other assets                            12               11
                                          _____            _____
           Total Assets                   $  83            $  81
                                          =====            =====

     Accounts payable                     $  31            $  27
     Convertible debentures                   2                2
     Notes to former stockholders             6                8
     Liability for stock
       appreciation rights                    1                2
     Other liabilities                        7                5
                                          _____            _____
           Total Liabilities              $  47            $  44
                                          =====            =====

                                              Group
                              ____________________________________
                              Three months ended  Six months ended
                                    June 30,           June 30,
                              __________________  ________________
                              1994          1993  1994        1993
                              ____          ____  ____        ____
     Investment income, net
       of interest expense    $  1          $  -  $  1        $  -
     Other costs, net           (1)           (1)   (2)          1

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which management believes to be reasonable. These allocations were $1 million and $3 million for the three months ended June 30, 1994 and 1993 and $4 million and $6 million for the six months ended June 30, 1994 and 1993.
                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 3.  Summarized Financial Information (continued):
     ____________________________________________

     Mining service expense from the Group's mine service agreement with the Construction & Mining Group was $8 million and $7 million for the three months ended June 30, 1994 and 1993 and $15 million and $14 million for the six months ended June 30, 1994 and 1993.

 4.  Acquisitions:
     ____________

     On May 18, 1994, the Group acquired Centex Telemanagement, Inc. Inc. ("Centex") - a company which provides outsourced telecommunications management services for small and medium-sized businesses - for $240 million. The Group accounted for the acquisition using the purchase method and has consolidated Centex's operating results since the acquisition date. The fair value of the net tangible assets acquired totalled $47 million. Goodwill of $143 million and other intangible assets of $50 million are being amortized over 40 and 3 years, respectively. The unaudited proforma results below reflect certain adjustments, primarily increased amortization, assuming the acquisition occurred at the beginning of 1993. These results do not necessarily indicate future results, nor the results of historical operations had the acquisition actually happened on the assumed date (in millions, except per share data).
                              For the six              For the six
                             months ended             months ended
                            June 30, 1994            June 30, 1993
                            _____________            _____________

     Revenue                    $  418                    $  263
                                ======                    ======

     Net earnings               $   23                    $   57
                                ======                    ======

     Earnings per share
       of Class D Stock         $ 1.12                    $ 2.90
                                ======                    ======

 5.  Long-Term Debt:
     ______________

     On January 19, 1994, MFS Communications Company, Inc. ("MFS") issued 9-3/8% Senior Discount Notes due January 15, 2004.
     Cash interest will not be paid on the notes prior to January
     15, 1999.  Accordingly, MFS recorded the net proceeds,
                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 5.  Long-Term Debt (continued):
     __________________________

     exclusive of transaction costs, of approximately $500 million as long-term debt and is accruing to the principal amount of the notes of $788 million through January 1999. Commencing July 15, 1999 cash interest will be payable semi-annually.

     On or after January 15, 1999, the notes will be redeemable at the option of MFS, in whole or in part, as stipulated in the note agreement. In addition, under certain conditions related to a change in control, MFS may be required to repurchase all or any part of the notes as stipulated in the note agreement. The notes are senior unsecured obligations of MFS and are subordinated to all current and future indebtedness of MFS's subsidiaries, including trade payables. The notes contain certain covenants which, among other things restrict MFS's ability to incur additional debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates, and sell assets to or merge with another company.

     In March of 1994, C-TEC's telephone group refinanced $135 million of mortgage notes payable to the United States of America. Although the new agreement does not restrict telephone group dividends, it does require the telephone group to maintain specified ratios for total leverage, interest coverage, and equity to total capitalization.

 6.  Other Matters:
     _____________

     In 1994, the Group settled, for $25 million, a contingent liability resulting from MFS' 1990 purchase of Chicago Fiber Optics Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions by MFS and for MFS employee stock options, resulted in a $28 million net gain to the Group.

                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 6.  Other Matters (continued):
     ________________________

     On March 4, 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, Kiewit Diversified Group, Inc. ("KDG") and the chief executive officer of MFS, in the United States District Court for the Northern
     District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. Any settlement amount would be treated as an adjustment of the original purchase price and recorded as additional goodwill.

     On April 1, 1994, C-TEC Corporation ("C-TEC") signed an agreement to sell its cellular properties to Independent Cellular Network, Inc. for $183 million, subject to regulatory approvals. The transaction is expected to close in the third quarter of 1994. The Group will not recognize a gain or loss from this transaction, but instead will reallocate the original purchase price among C-TEC's net assets as required by purchase accounting guidelines. The cellular properties had sales of $8 million and $15 million for the quarter and six months ended June 30, 1994.

     MFS has signed a merger agreement with RealCom Office Communications, Inc. ("RealCom"). The agreement calls for each outstanding share of RealCom common stock, subject to certain adjustments, to be converted into the right to receive a fractional share of MFS' common stock. MFS anticipates that it will issue approximately 1.6 million shares to complete the conversion. Some of the purchase price may be payable in cash in lieu of common stock.
     The merger agreement is dependent on certain events, including approval of the agreement by RealCom shareholders and certain federal and state regulatory approvals. The transaction is expected to close in the third quarter of 1994. The stock issuance will result in a gain to the Group.


                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 6.  Other Matters (continued):
     ________________________

     The Group is involved in other various lawsuits, claims, and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position and results of operations.

     See "Legal Proceedings" with respect to the Whitney Benefits case.

                     KIEWIT DIVERSIFIED GROUP


Item 2.  Management's Discussion and Analysis of Financial
            Condition and Results of Operations
         _________________________________________________


Results of Operations - Second Quarter 1994 vs. Second Quarter 1993
___________________________________________________________________

Revenue from the Group's segments for the second quarter were (in millions):

                                            1994             1993
                                           _____            _____

         Mining                            $  53            $  50
         Telecommunications                  134               31
         Other                                 2                4

Mining
______

Mining revenues and gross profits for the second quarter of 1994 increased 6% and 12% over the second quarter of 1993. A slight increase in average price per ton of coal shipped resulted in revenue and margin growth. Costs of revenue remained constant as tons shipped decreased by less than half a percent. In 1994, alternate source coal sales accounted for 30% of revenues and 44% of gross profits compared to 32% and 58% in 1993.

Telecommunications
__________________

In the second quarter of 1994, C-TEC and MFS accounted for 54% and 46% of telecommunications revenues. C-TEC's telephone and cable groups generated the majority, $30 million and $23 million, respectively, of C-TEC's revenues while MFS' revenue consisted of $47 million from telecommunications services and $14 million from systems integration and facilities management. MFS' new subsidiary, Centex, produced $21 million of telecommunications services revenue since the date of acquisition. The remainder of MFS' growth over 1993 correlates to expanded networks and the start-up of MFS Datanet and MFS Intelenet.

Telecommunications cost of revenue totalled $111 million and $31 million for the second quarter of 1994 and 1993. C-TEC's operations generated $42 million of the 1994 costs with $14 million and $16 million related to the telephone and cable groups. MFS' telecommunications services had $58 million in costs of


                     KIEWIT DIVERSIFIED GROUP

Results of Operations - Second Quarter 1994 vs. Second Quarter 1993
(continued)
___________________________________________________________________

Telecommunications (continued)
__________________

revenue - $20 million from Centex. The remainder of MFS' increased costs related to expanded networks and the continued development of MFS Datanet and MFS Intelenet.

Operating Expenses
__________________

Operating expenses for the second quarter of 1994 exceeded those of 1993 by 181%. The telecommunications segment generated the growth with C-TEC and MFS accounting for 63% and 25% of the increase, respectively. Operating expenses for both periods include mine management fees paid to the Construction and Mining Group. The fees totalled $8 million and $7 million for the 1994 and 1993 periods.

Gain on Subsidiary's Stock Issuances, net
_________________________________________

During the second quarter of 1994 the Group purchased the outstanding shares of a MFS subsidiary from the minority shareholders by issuing MFS stock valued at market prices. This transaction along with the exercise of MFS employee stock options, resulted in a $3 million net gain to the Group. The gain in 1993 resulted from the initial public offering of MFS stock.

Investment Income
_________________

Investment income includes interest, gains and losses on sales of securities, dividends, and net equity earnings. Investment income for the second quarter of 1994 increased $27 million from 1993. In the second quarter of 1993 the Group experienced approximately $24 million of realized losses and permanent write-downs on certain derivative securities. The absence of such losses coupled with a $3 million increase in interest income made up the majority of this quarter's increase.

Interest Expense
________________

Interest expense of $18 million consists of $11 million on MFS debt and $7 million on C-TEC debt.



                     KIEWIT DIVERSIFIED GROUP

Results of Operations - Second Quarter 1994 vs. Second Quarter 1993
(continued)
___________________________________________________________________

Other Income, net
_________________

Other income consists of gains and losses from asset dispositions and other miscellaneous activities.

Taxes
_____

The effective income tax rate in the second quarter of 1994 differs from the expected statutory rate of 35% due to net operating loss limitations on losses generated by MFS.

                     KIEWIT DIVERSIFIED GROUP

Results of Operations - Six Months 1994 vs. Six Months 1993
___________________________________________________________

Revenue from the Group's segments for the first six months of 1994 and 1993 were (in millions):

                                           1994             1993
                                          _____            _____

        Mining                            $ 106            $ 102
        Telecommunications                  241               60
        Other                                 4                6

Mining
______

Mining revenues and gross profits for the six months ended June 30, 1994 increased 4% and 8% over the first six months of 1993. A slight increase in average price per ton of coal shipped resulted in revenue and margin growth. Costs of revenue remained constant as tons shipped decreased by less than half a percent. In 1994, alternate source coal sales accounted for 31% of revenues and 47% of gross profits compared to 32% and 59% in 1993.

Telecommunications
__________________

In the first six months of 1994, C-TEC and MFS accounted for 60% and 40% of telecommunications revenues. C-TEC's telephone and cable groups generated the majority, $61 million and $47 million, of C-TEC's revenues while MFS' revenues consisted of $69 million from telecommunications services and $27 million from systems integration and facilities management. MFS' new subsidiary, Centex, produced $21 million of telecommunications services revenue since the date of acquisition. The remainder of MFS growth correlates to expanded networks and the start-up of MFS Datanet and MFS Intelenet.

Telecommunications cost of revenue totalled $196 million and $58 million for the first six months of 1994 and 1993. C-TEC's operations generated $89 million of costs with $28 million and $37 million related to the telephone and cable groups. MFS' telecommunications services had $87 million in costs of revenue - $20 million from Centex. The remainder of MFS' increased costs relates to expanded networks and the continued development of MFS Datanet and MFS Intelenet.





                           KIEWIT DIVERSIFIED GROUP

Results of Operations - Six Months 1994 vs. Six Months 1993
(continued)
___________________________________________________________

Operating Expenses
__________________

Operating expenses for the first six months of 1994 exceeded those of 1993 by 152%. The telecommunications segment generated the increase with C-TEC and MFS accounting for 64% and 25% of the increase. Operating expenses for both periods include mine management fees paid to the Construction and Mining Group. The fees totalled $15 million and $14 million for the 1994 and 1993 periods.

Gain on Subsidiary's Stock Issuances, net
_________________________________________

In 1994, the Group settled, for $25 million, a contingent liability resulting from MFS' 1990 purchase of Chicago Fiber Optics Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions and for MFS employee stock options, resulted in a $28 million net gain to the Group. The gain in 1993 resulted from the initial public offering of MFS stock.

Investment Income
_________________

In the second quarter of 1993 the Group experienced approximately $24 million of realized losses and permanent writedowns on certain derivative securities. The absence of such losses coupled with a $5 million increase in interest income made up the majority of the increase.

Interest Expense
________________

Interest expense of $35 million consists of $19 million on MFS debt and $15 million on C-TEC debt.

Other Income, net
_________________

Other income consists of gains and losses from asset dispositions and other miscellaneous activities.





                           KIEWIT DIVERSIFIED GROUP

Results of Operations - Six Months 1994 vs. Six Months 1993
(continued)
___________________________________________________________

Taxes
_____

The effective income tax rate in the first half of 1994 differs from the expected statutory rate of 35% due to net operating loss limitations on losses generated by MFS.

                          KIEWIT DIVERSIFIED GROUP

Financial Condition - June 30, 1994 vs. December 25, 1993
__________________________________________________________

The Group's working capital increased $205 million or 21% during the first half of 1994.

Cash used in investing activities during the first half of 1994 includes the net purchase of marketable securities of $94 million, $129 million of capital expenditures and $189 for the acquisition of Centex.

Financing activities generated $504 million during the first half of 1994, the majority of which is related to MFS.
MFS' debt issuance resulted in net proceeds of approximately $500 million. MFS requires significant capital to fund future building expansion or acquisition of communications networks in major metropolitan areas. MFS intends to invest $250 million in 1994 and in excess of $1 billion over the next three to five years to expand its operations to a total of 75 markets (including approximately 10 international markets).

Other financing activity for the quarter included C-TEC borrowing approximately $135 million to refinance certain mortgage notes payable, the net exchange of Class B&C stock for Class D stock for $42 million and the repurchase of Class D stock for $20 million. C-TEC's refinancing removed certain restrictions on the amount of dividends and other distributions of capital which may be made by C-TEC's telephone subsidiary.

The Group anticipates investing up to $10 million annually in its mining business, making significant investments in its energy business - including its joint venture agreement with California Energy covering international power project development activities - and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchases of common stock.

MFS, from time to time, evaluates acquisitions, either as an alternative to constructing networks or introducing services that compliment existing and/or planned services. Such acquisitions, including the Centex transaction, may be significant in size and could use a substantial portion of MFS' available cash. MFS may fund future activity through additional debt or equity financing.

                          KIEWIT DIVERSIFIED GROUP

Financial Condition - June 30, 1994 vs. December 25, 1993
(continued)
__________________________________________________________

From time to time, MFS has also had discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving acquisitions, combinations and equity investments in MFS or one of its subsidiaries. MFS intends to consider appropriate opportunities to establish strategic relationships.

C-TEC recently announced plans to offer to its existing stockholders transferable subscription rights for C-TEC common stock. KDG expects to subscribe for its proportional share of that offering. Although there is no assurance that C-TEC will receive any proceeds from the rights offering, it does expect to raise approximately $300 million, of which approximately $100 million is from KDG. The funds generated from the rights issuance and the cellular sale will enable C-TEC to expand and develop its cable television and telephone systems into full service networks and independently finance its 1994 working capital and investment requirements.

The Group's working capital position at June 30, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities.